CERTIFICATE OF AMENDMENT OF
                        CERTIFICATE OF INCORPORATION OF
                       CREATIVE MEDICAL DEVELOPMENT, INC.



John E. Hart certifies that:

     1. He is the Secretary of Creative Medical Development, Inc., a Delaware corporation (the "Corporation").

     2. Article FIRST of the Corporation's Certificate of Incorporation is amended to read in its entirety as follows: "FIRST: The name of the corporation is OMNI Rail Products, Inc."

     3. The foregoing amendment of the Certificate of Incorporation has been duly approved by the board of directors.

     4. The foregoing amendment of the Certificate of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 242 of the Delaware Corporations Code.



February 23, 1999


/s/ John E. Hart
----------------
John E. Hart
Secretary